Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the financial statements of Carbonite, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in method of accounting for revenue from contacts with customers and costs to obtain a contract) and the effectiveness of Carbonite, Inc. and subsidiaries’ internal control over financial reporting dated February 28, 2019, appearing in the Annual Report on Form 10-K of Carbonite, Inc. for the year ended December 31, 2018.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 28, 2019